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                             June 1, 2020

       Thomas Ulmer
       Chief Financial Officer
       Immatics B.V.
       2130 West Holcombe Boulevard, Suite 900
       Houston, Texas 77030

                                                        Re: Immatics B.V.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed May 22, 2020
                                                            File No. 333-237702

       Dear Mr. Ulmer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

       Registration Statement on Form F-4

       Summary, page 19

   1. We note your response to our prior comment 4. Please further revise your disclosures to discuss what specific
phase your clinical stage product candidates are in.
       The Business Combination, page 21

   2. We note your response to our prior comment 9 and reissue it. Please further revise your disclosure to discuss
with specificity what factors the parties evaluated when negotiating the ownership
percentages. For example, discuss items such Immatics' valuation, specific financing concerns, and
projected business operations. You may provide a cross-
                                                        reference to this
information. Please also expand your Background of the Combination as
 Thomas Ulmer
Immatics B.V.
June 1, 2020
Page 2
         necessary.
ARYA Board's Reasons for Approval of the Business Combination, page 27

3. We note your response to our prior comment 11 and that the ARYA board undertook a limited review. Please include a risk factor that discusses this limited review and the potential consequences.
Material Tax Consequences, page 33

4. We note your response to our prior comment 12. We also note that you state in your registration statement that you intend for the transaction to qualify as a "tax-deferred"
         reorganization under Section 368(a) of the U.S. Tax Code. We also note the multi-
         national and complex nature of the considerations. As a result, we reissue our comment in part. Please file a tax opinion on the consequences of the merger. If you do not believe that a tax opinion is necessary, please provide us with an analysis that specifically references the factors discussed in both bullet points in Section III.A.2 of Staff Legal
         Bulletin 19.
Figure 1. Immatics' proprietary pipeline and milestones., page 209

5. We note your response to our prior comment 19 and to page 209. We also note that you combine phases 1 and 2 and phases 2 and 3. Please further revise your chart to include separate columns for each of phase 1, 2, and 3.
Management of TopCo After the Business Combination, page 319

6. We note your response to our prior comment 1 and your revisions to pages 5 and 319-
         321. Please further revise your disclosures to discuss the specific duties and powers of each tier of management. In your disclosure, discuss the practical significance of the
         TopCo Supervisory Board's supervisory powers. For example, discuss whether the
         TopCo Supervisory Board has any responsibility or ability to override decisions of the
         TopCo Management Board.
       You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameThomas Ulmer                                Sincerely,
Comapany NameImmatics B.V.
                                                              Division of
Corporation Finance
June 1, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName